FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16
of the Securities Exchange Act of 1934

FOR THE MONTH OF MAY, 2003

COMMISSION FILE NUMBER  1-15150

The Dome Tower Suite 3000, 333 – 7th Avenue S.W. Calgary, Alberta Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☐      Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                      No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                      No ☒

EXHIBIT INDEX

EXHIBIT 1             ENERPLUS ANNOUNCES CASH DISTRIBUTION

EXHIBIT 1

RELEASE

May 29, 2003

FOR IMMEDIATE RELEASE

TSX:	ERF.UN
NYSE:	ERF

ENERPLUS ANNOUNCES CASH DISTRIBUTION

Enerplus Resources Fund announces that a cash distribution in the amount of CDN$0.37 (thirty-seven cents) per unit will be payable on June 20, 2003 to all Unitholders of record at the close of business on June 10, 2003. The ex-distribution date for this payment is June 6, 2003.  This distribution amount represents cash flows earned in the month of April 2003, less amounts withheld for debt repayment.

The CDN$0.37 (thirty-seven cents) per unit is equivalent to approximately US$0.27 (twenty-seven cents) per unit if converted using a US/Canadian dollar exchange ratio of 1.38. The actual US dollar equivalent distribution will be based upon the actual US/Canadian exchange rate applied on the payment date and will be net of any Canadian withholding taxes that may apply.

The Fund’s new trailing twelve month cash distribution paid totals CDN$3.80 (three dollars and eighty cents) per unit.

For further information, please contact Investor Relations at 1-800-319-6462 or e-mail investorrelations@enerplus.com.

- 30  -

David A. McCoy

General Counsel &

Corporate Secretary

Except for the historical and present factual information contained herein, the matters set forth in this news release, including words such as “expects”, “projects”, “plans” and similar expressions, are forward-looking information that represents management of Enerplus’ internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof or the economic performance of Enerplus.  The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, those described in Enerplus’ filings with the Canadian and U.S. securities authorities.  Accordingly, holders of Enerplus Trust Units and potential investors are cautioned that events or circumstances could cause results to differ materially from those predicted. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Assistant Corporate Secretary

DATE: May 29, 2003